Exhibit 99.2

[CAWLEY, GILLESPIE & ASSOCIATES, INC. LETTERHEAD]

January 8, 2010
Mr. J. Douglas Lang
Vice President - Reservoir
Engineering/Acquisitions
Whiting Petroleum Corporation
1700 Broadway, Suite 2300
Denver, Colorado 80290-2300
Re:       Evaluation Summary – SEC Price
Whiting Petroleum Corporation Interests
Total Proved Reserves
Various States
As of December 31, 2009
Dear Mr. Lang:

As requested, we are submitting our estimates of total proved reserves and forecasts of economics attributable to the interests in certain oil properties located in various states within the United States.  This report, completed January 8, 2010 covers 100% of the proved reserves estimated for Whiting Petroleum Corporation.  This report includes results for an SEC pricing scenario.  The results of this evaluation are presented in the accompanying tabulations, with a composite summary presented below:

		Proved Developed Producing	Proved Developed Behind Pipe	Proved Developed Non-Producing	Proved Developed Shut-in	Proved Undeveloped	Total Proved
Net Reserves
Oil	- Mbbl	104,286.4	2,227.8	22,589.5	0.0	64,190.1	193,293.9
Gas	- MMcf	156,867.2	13,497.6	8,417.6	0.0	128,611.0	307,393.4
NGL	- Mbbl	11,915.7	389.8	3,403.9	0.0	14,793.3	30,502.7
Revenue
Oil	- M$	5,675,469.0	124,878.6	1,264,256.0	0.0	3,534,746.0	10,599,348.0
Gas	- M$	607,836.6	54,179.2	35,516.3	0.0	460,814.6	1,158,346.6
NGL	- M$	422,278.5	13,695.2	124,731.6	0.0	520,419.2	1,081,124.4
Other	- M$	208,572.3	0.0	10,068.8	0.0	19,694.0	238,335.6

Severance Taxes	- M$	469,657.6	12,289.9	68,532.8	0.0	286,985.8	837,466.1
Ad Valorem Taxes	- M$	69,227.0	1,449.1	30,770.8	0.0	66,694.0	168,141.0
Operating Expenses	- M$	3,035,857.0	39,221.4	381,330.2	0.0	1,206,881.8	4,663,289.0
Investments	- M$	241,996.3	12,358.5	48,157.6	0.0	1,103,221.5	1,405,733.6

Net Operating Income	- M$	3,097,418.3	127,434.1	905,781.2	0.0	1,871,891.4	6,002,524.5

Discounted @ 10%	- M$	1,867,136.4	48,164.6	339,285.1	0.0	621,154.7	2,875,741.5

The discounted cash flow value shown above should not be construed to represent an estimate of the fair market value by Cawley, Gillespie & Associates, Inc.

Hydrocarbon Pricing

As requested for the SEC scenario, initial WTI spot oil and Henry Hub Gas Daily prices of $61.18 per bbl and $3.87 per MMBtu, respectively, were adjusted individually to WTI posted pricing at $57.90 per bbl and Houston Ship Channel pricing at $3.64 per MMBtu, as of December 31, 2009.  Prices were not escalated in the SEC scenario.  Oil price differentials, gas price differentials and heating values were applied as furnished by your office.

Expenses and Taxes

Lease operating expenses, investments, severance tax values, COPAS and Ad Valorem tax values were forecast as provided by your office.  Lease operating expenses were not escalated.

Miscellaneous

An on-site field inspection of the properties has not been performed.  The mechanical operation or conditions of the wells and their related facilities have not been examined nor have the wells been tested by Cawley, Gillespie & Associates, Inc.  Possible environmental liability related to the properties has not been investigated nor considered.  The cost of plugging and the salvage value of equipment at abandonment have not been included.

The proved reserve classifications used conform to the criteria of the Securities and Exchange Commission (“SEC”).  The estimates were prepared based on the definitions and regulations contained in the United States Securities and Exchange Commission Modernization of Oil and Gas Reporting;  Final Rule, Title 17 CFR Parts 210, 211 et al. released January 14, 2009 in the Federal Register.  Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward.  The reserves and economics are predicated on regulatory agency classifications, rules, policies, laws, taxes and royalties in effect as noted herein.  The possible effects of changes in legislation or other Federal or State restrictive actions have not been considered.  All reserve estimates represent our best judgment based on data available at the time of preparation, and assumptions as to future economic and regulatory conditions.  It should be realized that the reserves actually recovered, the revenue derived therefrom and the actual cost incurred could be more or less than the estimated amounts.

The reserve estimates were based on interpretations of factual data furnished by your office.  We have used all methods and procedures as we considered necessary under the circumstances to prepare the report.  We believe that the assumptions, data, methods and procedures were appropriate for the purpose served by this report.  Production data, gas prices, gas price differentials, expense data, tax values and ownership interests were also supplied by you and were accepted as furnished.  To some extent information from public records has been used to check and/or supplement these data.  The basic engineering and geological data were subject to third party reservations and qualifications.  Nothing has come to our attention, however, that would cause us to believe that we are not justified in relying on such data.

Our work papers and related data are available for inspection and review by authorized, interested parties.  The professional qualifications of the undersigned, the technical person primarily responsible for the preparation of this report, are included as an attachment to this letter.

Yours very truly,

/s/ Robert D. Ravnaas
Robert D. Ravnaas, P.E.
Cawley, Gillespie & Associates
Texas Registered Engineering Firm F-693

[CAWLEY, GILLESPIE & ASSOCIATES, INC. LETTERHEAD]

January 27, 2010

Mr. J. Douglas Lang
Vice President - Reservoir
Engineering/Acquisitions
Whiting Petroleum Corporation
1700 Broadway, Suite 2300
Denver, Colorado 80290-2300
Re:       Evaluation Summary – SEC Price
Whiting Petroleum Corporation Interests
Probable and Possible Reserves
Various States
As of December 31, 2009
Dear Mr. Lang:

As requested, we are submitting our estimates of total probable and possible reserves and forecasts of economics attributable to the interests in certain oil properties located in various states within the United States.  This report, completed January 27, 2010 covers 100% of the probable and possible reserves estimated for Whiting Petroleum Corporation.  This report includes results for an SEC pricing scenario.  The results of this evaluation are presented in the accompanying tabulations, with a composite summary presented below:

		Probable	Probable	Total	Possible	Possible	Total
		Developed	Undeveloped	Probable	Developed	Undeveloped	Possible
Net Reserves
Oil	- Mbbl	1,222.8	44,051.2	45,273.9	20,570.7	114,082.6	134,653.3
Gas	- MMcf	9,843.8	172,045.5	181,889.3	9,254.2	175,656.2	184,910.4
NGL	- Mbbl	136.9	13,412.0	13,548.9	2,157.5	29,829.1	31,986.7
Revenue
Oil	- M$	69,382.8	2,462,479.3	2,531,862.3	1,069,535.5	6,219,719.5	7,289,254.5
Gas	- M$	36,908.4	553,909.9	590,818.3	27,944.8	574,597.5	602,542.3
NGL	- M$	4,678.2	429,681.9	434,360.1	56,092.1	1,002,513.4	1,058,605.6
Other	- M$	0.0	0.3	0.1	0.0	9,921.5	9,921.5

Severance Taxes	- M$	6,436.3	188,963.7	195,400.0	130,210.3	519,737.8	649,947.9
Ad Valorem Taxes	- M$	1,181.3	71,572.8	72,754.1	478.8	115,523.5	116,002.3
Operating Expenses	- M$	33,527.5	641,710.4	675,237.9	18,954.0	1,185,225.3	1,204,179.4
Investments	- M$	8,431.8	797,294.3	805,726.1	3,714.3	1,435,208.3	1,438,922.5

Net Operating Income	- M$	61,392.6	1,746,531.0	1,807,923.3	1,000,215.3	4,551,056.5	5,551,271.5

Discounted @ 10%	- M$	29,243.2	463,220.6	492,463.8	203,390.2	721,333.4	924,723.6

The discounted cash flow value shown above should not be construed to represent an estimate of the fair market value by Cawley, Gillespie & Associates, Inc.

Hydrocarbon Pricing

As requested for the SEC scenario, initial WTI spot oil and Henry Hub Gas Daily prices of $61.18 per bbl and $3.87 per MMBtu, respectively, were adjusted individually to WTI posted pricing at $57.90 per bbl and Houston Ship Channel pricing at $3.64 per MMBtu, as of December 31, 2009.  Prices were not escalated in the SEC scenario.  Oil price differentials, gas price differentials and heating values were applied as furnished by your office.

Expenses and Taxes

Lease operating expenses, investments, severance tax values, COPAS and Ad Valorem tax values were forecast as provided by your office.  Lease operating expenses were not escalated.

Miscellaneous

An on-site field inspection of the properties has not been performed. The mechanical operation or conditions of the wells and their related facilities have not been examined nor have the wells been tested by Cawley, Gillespie & Associates, Inc.  Possible environmental liability related to the properties has not been investigated nor considered.  The cost of plugging and the salvage value of equipment at abandonment have not been included.

The probable and possible reserve classifications used conform to the criteria of the Securities and Exchange Commission (“SEC”).  The estimates were prepared based on the definitions and regulations contained in the United States Securities and Exchange Commission Modernization of Oil and Gas Reporting;  Final Rule, Title 17 CFR Parts 210, 211 et al. released January 14, 2009 in the Federal Register.   Probable reserves are those additional reserves that are less certain to be recovered than proved reserves but which, together with proved reserves, are as likely as not to be recovered.  Possible reserves are those additional reserves that are less certain to be recovered than probable reserves.  Estimates of probable and possible reserves are by nature more uncertain than estimates of proved reserves and accordingly are subject to substantially greater risk of not actually being realized.   The reserves and economics are predicated on regulatory agency classifications, rules, policies, laws, taxes and royalties in effect as noted herein.  The possible effects of changes in legislation or other Federal or State restrictive actions have not been considered.  All reserve estimates represent our best judgment based on data available at the time of preparation, and assumptions as to future economic and regulatory conditions.  It should be realized that the reserves actually recovered, the revenue derived therefrom and the actual cost incurred could be more or less than the estimated amounts.

The reserve estimates were based on interpretations of factual data furnished by your office. We have used all methods and procedures as we considered necessary under the circumstances to prepare the report.  We believe that the assumptions, data, methods and procedures were appropriate for the purpose served by this report.  Production data, gas prices, gas price differentials, expense data, tax values and ownership interests were also supplied by you and were accepted as furnished.  To some extent information from public records has been used to check and/or supplement these data.  The basic engineering and geological data were subject to third party reservations and qualifications.  Nothing has come to our attention, however, that would cause us to believe that we are not justified in relying on such data.

Our work papers and related data are available for inspection and review by authorized, interested parties.  The professional qualifications of the undersigned, the technical person primarily responsible for the preparation of this report, are included as an attachment to this letter.

Yours very truly,

/s/ Robert D. Ravnaas
Robert D. Ravnaas, P.E.
Cawley, Gillespie & Associates
Texas Registered Engineering Firm F-693

[CAWLEY, GILLESPIE & ASSOCIATES, INC. LETTERHEAD]

Professional Qualifications of Robert D. Ravnaas, P.E.
Executive Vice President of Cawley, Gillespie & Associates

Mr. Ravnaas has been a Petroleum Consultant for Cawley, Gillespie & Associates (CG&A) since 1983, and became Executive Vice President in 1999.  He has completed numerous field studies, reserve evaluations and reservoir simulation, waterflood design and monitoring, unit equity determinations and producing rate studies.  He has testified before the Texas Railroad Commission in unitization and field rules hearings.  Prior to CG&A he worked as a Production Engineer for Amoco Production Company.  Mr. Ravnaas received a B.S. with special honors in Chemical Engineering from the University of Colorado at Boulder, and a M.S. in Petroleum Engineering from the University of Texas at Austin.  He is a registered professional engineer in Texas, No. 61304, and a member of the Society of Petroleum Engineers (SPE), the Society of Petroleum Evaluation Engineers, the American Association of Petroleum Geologists and the Society of Professional Well Log Analysts.